SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 29 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]         Form 40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]         No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES
BERTEL LANGENSKIÖLD TO BECOME PRESIDENT OF METSO MINERALS

SIGNATURES

Date January 29 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

BERTEL LANGENSKIÖLD TO BECOME PRESIDENT OF METSO MINERALS

(Helsinki, Finland, January 29, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has appointed Bertel Langenskiöld (52), M. Sc. (Eng), as the President of Metso Minerals, the rock and mineral processing business area of Metso Corporation. He will also become a member of the Executive Board. Bertel Langenskiöld is currently the President and CEO of Fiskars Corporation. Langenskiöld will start in this position at a date which will be confirmed later.

Olli Vaartimo, currently President of Metso Minerals, will become Executive Vice President and CFO of Metso Corporation at the latest on 1 May 2003 when Sakari Tamminen will join Rautaruukki.

Fiskars Corporation is a Finnish metal and engineering company listed on the Helsinki Exchanges. In 2001, net sales of the company amounted to EUR 762 million and the amount of personnel was approximately 4500.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.